Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273347

PROSPECTUS SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 13, 2024

(to Prospectus dated September 21, 2023)

Up to $290,000

Common Shares

This prospectus supplement updates and amends certain information contained in the prospectus supplement, dated February 13, 2024, which supplemented the accompanying prospectus dated September 21, 2023, or, together, the ATM Prospectus, relating to the offer and sale of shares of our common shares, or the Common Shares, through A.G.P./Alliance Global Partners, or A.G.P., as our sales agent for an “at-the-market offering” program, or ATM Program. In accordance with the terms of the Sales Agreement, dated February 13, 2024, or the Sales Agreement, we may offer and sell up to a maximum of $10,000,000 of our Common Shares from time to time through A.G.P. as our sales agent. Of this amount, as of August 26, 2026, $9,009,656 remains available for issuance under the ATM Program. This prospectus supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference to the ATM Prospectus, except to the extent that the information presented herein supersedes the information contained in the ATM Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, including any amendments or supplements thereto.

We are filing this prospectus supplement to supplement and amend, as of August 26, 2026, the ATM Prospectus to decrease the maximum aggregate offering price of our Common Shares that may be offered, issued and sold under the Sales Agreement from $10,000,000 to $290,000. From the date of the ATM Prospectus to the date of this prospectus supplement, we have offered and sold $990,344 of our Common Shares under the Sales Agreement. Accordingly, under this prospectus supplement, we may offer and sell Common Shares having a maximum aggregate offering price of up to $290,000 from time to time through A.G.P. acting as our sales agent or principal in accordance with the Sales Agreement.

Our Common Shares are listed on The Nasdaq Stock Market, or Nasdaq, under the symbol “PLUR.” On August 26, 2026, the last reported sale price of our Common Shares on Nasdaq was $1.48 per share. The aggregate market value of our Common Shares held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $15,212,465, which was calculated based on 6,978,195 shares outstanding held by non-affiliates and at a price of $2.18 per share, the closing price of our Common Shares on July 6, 2026, a date that is within 60 days of filing this prospectus supplement. As of the date hereof, we have offered or sold $736,846 of our securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our Common Shares involves risk. See “Risk Factors” beginning on page S-3 of the ATM Prospectus and in the documents incorporated by reference into the ATM Prospectus for a discussion of information that should be considered in connection with an investment in our Common Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the ATM Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this prospectus supplement is August 26, 2026